[BCE LOGO] [BELL ALIANT LOGO]

For Immediate Release

Siim Vanaselja to retire as Chief Financial Officer of BCE in Q2 2015, to be succeeded by Bell
Aliant CFO Glen LeBlanc

MONTRÉAL and HALIFAX, October 14, 2014 – BCE Inc. and Bell Aliant Inc. today announced that Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada, will retire in the second quarter of 2015. Glen LeBlanc, currently CFO of BCE affiliate Bell Aliant, will become Chief Financial Officer of BCE and Bell Canada at that time.

“Our succession plan for the CFO role leverages the exceptional executive talent at the BCE group of companies to ensure a smooth transition,” said George Cope, President and CEO of BCE and Bell Canada. “Siim Vanaselja has been a key leader in BCE’s transformation into a re-energized competitor in every sector of communications, building a robust capital markets strategy, guiding important strategic acquisitions, and delivering on our commitment to shareholder value through consistent dividend growth. Siim has worked closely for the last decade with his successor Glen LeBlanc, an accomplished CFO who has helped build our Halifax-based affiliate Bell Aliant into one of the best-run telcos in North America.”

Mr. Vanaselja will retire after BCE’s 2015 Annual General Meeting of Shareholders, scheduled for April 30, 2015, and before the end of Q2 2015. He will continue to serve on the Board of Directors of Maple Leaf Sports and Entertainment (MLSE).

“As CFO of Canada’s largest communications company since 2001, Siim Vanaselja has successfully advanced the financial strength of the BCE group to the benefit of our customers, shareholders and team. In both challenging and prosperous economic times, Siim’s integrity and expertise have earned him the deepest respect of the financial community, government leaders and his industry peers – and BCE’s most sincere thanks for his many accomplishments,” said Tom O’Neill, Chair of the Board of BCE and Bell Canada. “We look forward to working with Siim and Glen to ensure a smooth and straightforward transition of the CFO role next spring.”

Following the closing of BCE’s privatization of Bell Aliant and until Mr. Vanaselja’s retirement, Mr. LeBlanc will serve as Senior Vice President, Finance for BCE. As CFO of BCE, he will be located at the company’s Montréal headquarters and will maintain an office at Bell Aliant’s headquarters in Halifax.

Siim Vanaselja
Siim Vanaselja has served as Executive Vice President and Chief Financial Officer of BCE Inc. and Bell Canada since January 2001. He joined the BCE group in February 1994 and has held a range of senior positions, including CFO of Bell Canada International from 1996 to 2001. Named in 2009 to the federal Advisory Committee on Financing by Finance Minister Jim Flaherty, Mr. Vanaselja serves on the boards of TransCanada, Great-West Lifeco and MLSE.

Glen LeBlanc
Glen LeBlanc has served more than 2 decades of his finance career with Bell Aliant and its predecessor companies. Joining Aliant in 1993, he held increasingly senior executive positions before being appointed Vice President, Finance and Controller in 2000 and Executive Vice President and Chief Financial Officer in 2005. Recognized as one of Canada’s Top 40 Under 40, Mr. LeBlanc has served on the board of Certified Management Accountants of Nova Scotia since 2005 and chairs the Creating Champions campaign at Cape Breton University.

BCE’s privatization of Bell Aliant
On July 23, 2014, BCE announced it will privatize its Bell Aliant affiliate, which BCE already controlled, by acquiring the interest of public minority shareholders for approximately $3.95 billion. The transaction is expected to close on or about October 31, 2014 and a new regional leader for Bell Aliant will be announced at that time.

Integrated into BCE’s national operations, Bell Aliant will continue to serve customers in New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island from its Halifax headquarters. BCE plans capital investment of $2.1 billion in Atlantic Canada over the next 5 years, including mobile 4G LTE expansion to more than 100 additional small towns and rural locations across the region by the end of 2015. Bell also recently announced the acquisition of two new call centres in New Brunswick that will bring 700 more Atlantic region jobs into the national BCE team.

About Bell Aliant
Bell Aliant is one of North America’s largest regional communications providers and the first company in Canada to cover an entire city with fibre-to-the-home (FTTH) technology with its FibreOP™ services. Through its operating entities, it serves customers in six Canadian provinces with innovative information, communication and technology services, including voice, data, Internet, video and value-added business solutions. Bell Aliant’s employees deliver the highest quality of customer service, choice and convenience. For more information, please visit BellAliant.ca.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns – like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day – and significant Bell funding of community care and access, research, and workplace initiatives. Since 2010, Bell Let’s Talk has committed more than $67.5 million to support mental health programs in every region of Canada. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

BCE
Jean Charles Robillard
(514) 870-4739
jean—charles.robillard@bell.ca

Bell Aliant
Jennifer MacIsaac
(902) 225-3704
jennifer.macIsaac@bellaliant.ca

Investor inquiries:

BCE
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

Bell Aliant
Zeda Redden
Toll-free: (877) 487-5726
zeda.redden@bellaliant.ca